UNION PACIFIC

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

- OR -

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION

THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION

1400 DOUGLAS STREET

OMAHA,  NEBRASKA    68179

Union Pacific Corporation

Thrift Plan

Employer ID No: 13-2626465

Plan Number: 004

Financial Statements as of and for the

Years Ended December 31, 2016 and 2015,

Supplemental Schedule as of

December 31, 2016, and Report of

Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

Note:Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of

Union Pacific Corporation Thrift Plan

Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of Union Pacific Corporation Thrift Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Omaha, Nebraska

June 28, 2017

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments at fair value (Note 3)	$1,489,950,960	$1,350,851,036
Investments at contract value (Note 4)	234,918,810	229,169,426
Plan interest in Master Trust	1,724,869,770	1,580,020,462

Receivables:
Notes receivable from participants	17,480,690	16,342,120
Total receivables	17,480,690	16,342,120

NET ASSETS AVAILABLE FOR BENEFITS	$1,742,350,460	$1,596,362,582

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income:
Plan interest in Master Trust investment income (Note 4):
Net appreciation (depreciation) in fair value of investments	$158,606,254	$(188,035,001)
Interest and dividends	37,559,681	41,753,481
Net investment income (loss)	196,165,935	(146,281,520)

Interest income on notes receivable from participants	566,995	546,687

Contributions:
Participant contributions	53,985,799	56,651,338
Employer contributions	16,528,426	16,737,661
Total contributions	70,514,225	73,388,999

Other additions	174	44,728
Total additions (deductions)	267,247,329	(72,301,106)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	120,424,394	147,393,646
Other	835,057	787,000
Total deductions	121,259,451	148,180,646

NET INCREASE (DECREASE) IN NET ASSETS	145,987,878	(220,481,752)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,596,362,582	1,816,844,334
End of year	$1,742,350,460	$1,596,362,582

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

1.	DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the “Corporation”) covering nonagreement employees of the Corporation and its subsidiaries. Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the “Code”). A participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 2% to 75%, of their eligible compensation on an after-tax basis. Combined after-tax, Roth pre-tax contributions may not exceed 75% of eligible compensation. Employees who are hired or rehired on or after October 1, 2008, and who are eligible to participate in the Plan will automatically become Participants. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan, on behalf of each participant contributing to the Plan, an amount equal to 50% of the participant’s pre-tax, Roth, and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period. Participants may direct the investment of all contributions into various investment options offered by the Plan, or may elect to participate in the Vanguard Advisors Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisors, Inc. If a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan.

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by the Corporation or its subsidiaries. As the loan is repaid, all principal and interest payments will be credited to the participant’s fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant’s applicable investment election. Participant loans, which are secured by the participant’s individual account balance, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding 59 consecutive calendar months, except loans relating to a principal residence, in which case the term of the loan shall not exceed 15 years. As of December 31, 2016 and 2015, participant loans had maturities through 2031 and 2030, respectively, and at interest rates ranging from 3.25% to 9.50% in both years.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer-matching contributions, and an allocation of the Plan’s earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant’s account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant’s termination of employment, a distribution of benefits will be made upon request in a single sum payment. Distributions from the PAYSOP/TRASOP account and the portion of their account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. A terminated participant may defer distribution until the earlier of the participant’s required beginning date, as defined in the Plan, or the participant’s death. If distribution is deferred until the participant’s required beginning date, the participant may elect distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant’s required beginning date. If the participant remains employed with the Corporation after attaining age 70 1/2, the participant must either take a single sum distribution or begin installment payments no later than the April 1st of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from his or her account in accordance with the Plan’s provisions.

Plan Administration — From November 1, 2014, through March 31, 2016, the Plan was administered by the Assistant Vice President, Compensation & Benefits, Union Pacific Railroad Company. Effective April 1, 2016, the Plan is administered by the Vice President, Human Resources of Union Pacific Railroad Company. Investment management fees for the Plan’s investment options are netted against investment earnings. Expenses incurred administering the Plan, including participant recordkeeping expenses, are payable from Plan assets. The Corporation has the option, but not the obligation, to pay Plan administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid as described in the section “Plan Administration” in Note 1. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $834,676 and $762,269 were paid in 2016 and 2015, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2016 and 2015.

New Accounting Standards —  In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The ASU clarifies the presentation and disclosure requirements for an employee benefit plan’s interest in a master trust. This standard is effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the financial statements.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Company Stock Funds — These funds are invested exclusively in common stock issued by the Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

Mutual Funds (Including the Domestic and International Stock Funds, Balanced Fund, Money Market Fund, and Bond Funds) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the net asset values of mutual fund shares held by the Union Pacific Corporation Master Trust (“Master Trust”) at year-end.

Common/Collective Trusts — The Target Retirement Trusts invest in Vanguard mutual funds. While the trust units are not actively traded in a public exchange, the underlying mutual fund investments held by the trusts are actively traded in a public exchange. The readily observable quoted share prices for the underlying mutual fund investments are used to determine the net asset value of the trusts at year-end.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2016 and 2015, is presented in the following tables:

	December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments at fair value:
Company Stock Funds	-	$665,022,759	-	$665,022,759
Total investments in the fair value hierarchy	-	$665,022,759	-	665,022,759

Investments measured at net asset value*
Mutual Funds				1,917,064,681
Common/Collective Trusts				427,030,869
Total investments at net asset value				2,344,095,550

Total investments at fair value				$3,009,118,309

	December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments at fair value:
Company Stock Funds	-	$536,895,525	-	$536,895,525
Total investments in the fair value hierarchy	-	$536,895,525	-	536,895,525

Investments measured at net asset value*
Mutual Funds				1,821,980,208
Common/Collective Trusts				382,930,750
Total investments at net asset value				2,204,910,958

Total investments at fair value				$2,741,806,483

*  In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2, or 3.

The following tables summarize investments for which fair value is measured at net asset value as of December 31, 2016, and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Mutual Funds	$1,917,064,681	n/a	Daily	None
Common/Collective Trusts	427,030,869	n/a	Daily	None

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Mutual Funds	$1,821,980,208	n/a	Daily	None
Common/Collective Trusts	382,930,750	n/a	Daily	None

4.	MASTER TRUST

At December 31, 2016 and 2015, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2016 and 2015, is presented in the following tables:

	2016	2015
Master Trust
Investments at fair value	$3,009,118,309	$2,741,806,484
Investments at contract value	403,568,842	394,379,789
Total investments in Master Trust	$3,412,687,151	$3,136,186,273

Plan's portion of investments at fair value	$1,489,950,960	$1,350,851,036
Plan's portion of investments at contract value	234,918,810	229,169,426
Plan interest in Master Trust	$1,724,869,770	$1,580,020,462

Portion allocated to the Plan	50.54%	50.38%

Investment income (loss) for the Master Trust for the years ended December 31, 2016 and 2015, is as follows:

	2016	2015

Net appreciation (depreciation) in fair value	$301,759,663	$(346,784,975)
Interest and dividends	75,681,422	83,098,601
Total investment income (loss) of Master Trust	$377,441,085	$(263,686,374)

Plan's portion of Master Trust investment income (loss)	$196,165,935	$(146,281,520)

While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the Union Pacific Fixed Income Fund) that includes traditional Guaranteed Investment Contracts (GICs) and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer’s guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

The following table represents the disaggregation of contract value between types of investment contracts held by the Plan:

	2016	2015

Synthetic investment contracts	$366,191,984	$361,602,714
Traditional investment contracts	15,788,176	17,659,619
Money Market fund	21,380,884	15,264,117
Other	207,798	(146,661)
Total investments at contract value	$403,568,842	$394,379,789

5.	FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated September 20, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Plan management made a Voluntary Compliance Program submission to the IRS on December 30, 2015.  The submission seeks to correct the failure to distribute the Plan accounts of 5 deceased Plan participants in accordance with the Plan’s terms intended to comply with the required minimum distribution rules of Section 401(a)(9) of the Code and the regulations thereunder.  The Plan received a compliance statement from the IRS dated June 20, 2016, with respect to this submission.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and related Master Trust are no longer subject to income tax examinations for years prior to 2013.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan’s participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan’s assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2016 and 2015, the Plan’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $129,813,184 and $130,869,669, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income of $8,273,355 and $10,695,044, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee and recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.	PROHIBITED TRANSACTIONS

In 2014, there was inadvertent use of Plan assets by Union Pacific Railroad Company (the “Railroad”), a related party, due to administrative error which violated IRC Section 4975(c)(1)(B). A participant loan repayment of $210  was not timely deposited with the Plan trustee. Therefore, the transaction constituted an extension of credit from the Plan to the Railroad. The Railroad deposited the loan repayment and lost earnings with the Plan trustee in 2014 and 2015.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015, is as follows:

	2016	2015

Net assets available for benefits per the financial statements	$1,742,350,460	$1,596,362,582
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	-	3,706,456
Deemed distributions of participant loans	(211,566)	(244,806)
Net assets available for benefits per the Form 5500 -- at fair value	$1,742,138,894	$1,599,824,232

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015, is as follows:

	2016	2015

Net increase (decrease) in net assets at contract value	$145,987,878	$(220,481,752)
Change in adjustment from contract value to fair value for
benefit-responsive investment contracts	(3,706,456)	(2,704,562)
Change in deemed distributions of participant loans	33,240	(123,584)
Net increase (decrease) in net assets per Form 5500 -- at fair value	$142,314,662	$(223,309,898)

******

SUPPLEMENTAL SCHEDULE

UNION PACIFIC CORPORATION THRIFT PLAN
Employer ID No: 13-2626465
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	Current Value

*	Vanguard Federal Money Market Fund	Registered Investment Company	$ 19,545,442
*	Vanguard Growth Index Fund Institutional Shares	Registered Investment Company	63,591,660
*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	188,199,104
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	86,064,570
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	72,802,269
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	17,673,592
*	Vanguard REIT Index Fund Institutional Shares	Registered Investment Company	5,262,746
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	63,656,183
*	Vanguard Strategic Small-Cap Equity Fund	Registered Investment Company	3,843,398
*	Vanguard Total Bond Market Index Fund Inst Plus Shares	Registered Investment Company	104,098,763
*	Vanguard Total International Bond Index Fund Inst Shares	Registered Investment Company	4,337,671
*	Vanguard Total International Stock Index Fund Inst Shares	Registered Investment Company	21,888,745
*	Vanguard Total Stock Market Index Fund Inst Shares	Registered Investment Company	54,412,399
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	145,112,671
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	51,986,930
*	Vanguard Target Retirement 2010 Trust I	Common / Collective Trust	3,127,689
*	Vanguard Target Retirement 2015 Trust I	Common / Collective Trust	18,247,264
*	Vanguard Target Retirement 2020 Trust I	Common / Collective Trust	33,100,430
*	Vanguard Target Retirement 2025 Trust I	Common / Collective Trust	32,830,192
*	Vanguard Target Retirement 2030 Trust I	Common / Collective Trust	23,903,939
*	Vanguard Target Retirement 2035 Trust I	Common / Collective Trust	24,103,281
*	Vanguard Target Retirement 2040 Trust I	Common / Collective Trust	22,468,360
*	Vanguard Target Retirement 2045 Trust I	Common / Collective Trust	23,846,738
*	Vanguard Target Retirement 2050 Trust I	Common / Collective Trust	19,344,459
*	Vanguard Target Retirement 2055 Trust I	Common / Collective Trust	11,570,339
*	Vanguard Target Retirement 2060 Trust I	Common / Collective Trust	1,680,353
*	Vanguard Target Retirement Income Trust I	Common / Collective Trust	7,635,979
*	Union Pacific Common Stock Fund	Company Stock Fund	326,460,877
*	Union Pacific TRASOP Stock Fund	Company Stock Fund	39,154,917
*	Participant Loans	3.25% to 9.50%	17,480,690
*	Union Pacific Fixed Income Fund	Unallocated Insurance Contract	234,918,810
			$ 1,742,350,460
*	Represents a party in interest
	See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Dated:	June 28, 2017	By:	/s/ Sherrye Hutcherson
Sherrye Hutcherson, Vice President, Human Resources, Union Pacific Railroad